UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   December 20, 2001

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

1.   On December 20, 2001, the Board of Directors of Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of Potomac Electric Power Company ("Pepco"), determined to take a write down on the carrying values of its remaining seven aircraft and related assets in PCI's aircraft leasing portfolio. The determination to take the write down was made after a thorough analysis including independent appraisals obtained from recognized aircraft appraisers in the industry regarding the values of these aircraft and related assets in the wake of the September 11, 2001 terrorist attacks and their resulting impact on the aviation industry generally and these aircraft in particular.

The result of the write down will be an immediate non-cash charge to PCI's after-tax earnings of approximately $36 million for the fourth quarter of 2001.   PCI's total investment in its aircraft leasing portfolio is approximately $27.3 million after giving effect to the write down, and its total assets are approximately $1.2 billion.

The result of the write down also will be a fourth quarter non-cash charge of an equal amount to the after-tax consolidated earnings of Pepco.

2.   PCI holds a $10 million preferred stock investment in a wholly owned subsidiary of Enron Corporation ("Enron"). This subsidiary, in turn, holds a limited partnership interest in a partnership in which another Enron subsidiary is the general partner. On December 2, 2001, Enron filed a Chapter 11 Bankruptcy petition with respect to several of its subsidiaries. This filing did not include the subsidiary in which PCI has invested or the limited partnership. The underlying assets of the limited partnership, however, are related to Enron entities.

PCI has determined that there are provisions in the underlying investment documents which now permit it to demand a redemption of its preferred stock and has submitted notices to the Enron subsidiary and partnership describing these provisions and demanding redemption. In light of the uncertain financial status of Enron and its subsidiaries and affiliates, PCI will write off its preferred stock investment by taking a non-cash after-tax charge against earnings of $6.5 million in the fourth quarter of 2001.

The result of the write off also will be a fourth quarter non-cash charge of an equal amount to the after-tax consolidated earnings of Pepco.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By: A.W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer

<u>December 21, 2001</u>
DATE